January 25, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  John Reynolds

Re:	Mines Management, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 001-32074

Ladies and Gentlemen:

The response of Mines Management, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in its comment letter dated January 16, 2013 (the “Comment Letter”) relating to the Company’s Form 10-K filed March 29, 2012 (the “Form 10-K”) is set forth below.

The number set forth next to the response in this letter corresponds to the number referenced in the Comment Letter.

Form 10-K for the Fiscal year Ended December 31, 2011

Exhibits

1.  We note your response to comment 1 from our letter dated December 18, 2012.  Given that your current operations are limited to exploration activities, and that on April 5, 2012 you entered in to the Earn-in Exploration Agreement with La Estrella whereby you could acquire 75% of the La Estrella property by expending $5 million on exploration activities, it is our view that the Earn-in agreement is material.  Please confirm hat you will file the agreement with your next periodic report.

Response:

As noted in its previous response dated January 7, 2013, the Company believes that the Earn-in Agreement is such as ordinarily accompanies the kind of business conducted by the Company and its subsidiaries and was not material.   Nevertheless, the Company will comply with the staff’s request that it file the Earn-in Agreement with its next periodic report.

The Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/Deborah J. Friedman
Deborah J. Friedman

cc:	Adam Turk, SEC
James H. Moore, Mines Management, Inc.